                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. Two)*

                          DAVEL COMMUNICATIONS, INC.
                          --------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                  238341 10 1
                    --------------------------------------
                                (CUSIP Number)

                                FEBRUARY 25, 2000
                       ---------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-1(b)
                           |X|      Rule 13d-1(c)
                           |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 Pages


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CUSIP NO. 238341 10 1           SCHEDULE 13G                         PAGE 2 OF 5
---------------------           ------------                         -----------

-----------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Ann Lurie
-----------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                       (a)   / /
                                                                                                                       (b)   / /
-----------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States

-----------------------------------------------------------------------------------------------------------------------------------
            NUMBER                  5      SOLE VOTING POWER

          OF SHARES                                 982,200 (1)
                        -----------------------------------------------------------------------------------------------------------
         BENEFICIALLY               6      SHARED VOTING POWER

           OWNED BY                                 217,059 (2)
                        -----------------------------------------------------------------------------------------------------------
             EACH                   7      SOLE DISPOSITIVE POWER

          REPORTING                                 982,200 (1)
                        -----------------------------------------------------------------------------------------------------------
            PERSON                  8      SHARED DISPOSITIVE POWER

             WITH                                   217,059 (2)
-----------------------------------------------------------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,199,259 (1)(2)
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    10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                                                  / /
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    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
                       10.87%
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    12        TYPE OF REPORTING PERSON (See Instructions)

                       IN
-----------------------------------------------------------------------------------------------------------------------------------
 (1)     Consists of shares of Issuer common stock held by Ann Lurie, not individually but solely as trustee of the Ann Lurie Revocable Trust, as of March 21, 2000.

 (2) Consists of shares of Issuer common stock held by Ann Lurie, not individually but solely as co-trustee of the Robert H. and Ann Lurie
         Trust, as of March 21, 2000. Includes 38,488 shares of Issuer common stock issuable to the Robert H. and Ann Lurie Trust upon exercise of warrants.


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CUSIP NO. 238341 10 1           SCHEDULE 13G                         PAGE 3 OF 5
---------------------           ------------                         -----------

Item 1(a)         NAME OF ISSUER

                  This Schedule 13G relates to the common stock, par value $.01 per share, of Davel Communications, Inc., a Delaware corporation (the "Issuer"). The percentages contained herein are based upon there being 11,033,882 shares of Issuer common stock issued and outstanding as of December 31, 1999, as disclosed by the Issuer in its filings with the Securities and Exchange Commission.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10120 Windhorst Road
                  Tampa, Florida 33619.

Item 2(a)         NAME OF PERSON FILING:

                  This Schedule 13G is being filed by Ann Lurie, as sole trustee of the Ann Lurie Revocable Trust, a trust formed under the laws of the state of Illinois ("ALRT"), and as co-trustee of the Robert H. and Ann Lurie Trust, a trust formed under the laws of the state of Illinois ("RHALT").

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of each of ALRT, RHALT and Ms. Lurie is Two N. Riverside Plaza, Suit 1500, Chicago, Illinois 60606.

Item 2(c)         CITIZENSHIP:

                  Each of ALRT and RHALT are incorporated under the laws of the State of Illinois.  Ms. Lurie is a citizen of the United States of
                  America.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  common stock, par value $.01 per share, of the Issuer

Item 2(e)         CUSIP NUMBER:

                  238341 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(d), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)      [  ]     broker or dealer registered under Section 15 of the Act.
                  (b)      [  ]     bank as defined in Section 3(a)(6) of the Act.
                  (c)      [  ]     insurance company as defined in Section 3(a)(19) of the
                                    Act.
                  (d)      [  ]     investment company registered under Section 8 of the
                                    Investment Company Act.
                  (e)      [  ]     investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E).
                  (f)      [  ]     employee benefit Plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F).
                  (g)      [  ]     parent holding company or control person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G).
                  (h)      [  ]     savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act.


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CUSIP NO. 238341 10 1           SCHEDULE 13G                         PAGE 4 OF 5
---------------------           ------------                         -----------

                  (i)      [  ]     church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act.

                  (j)      [  ]     group, in accordance with
                                    Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

     ANN LURIE, as trustee:

         (a) Amount beneficially owned: 1,199,259 shares as of March 21, 2000

         (b)      Percent of class:  10.87%

         (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    8.9%

                           (ii)     Shared power to vote or to direct the vote:
                                    1.97%

                           (iii) Sole power to dispose or to direct the disposition of: 8.9%

                           (iv) Shared power to dispose or to direct the disposition of: 1.97%

These shares are held by the following Trusts:

     ANN LURIE REVOCABLE TRUST:

         (a) Amount beneficially owned: 982,200 shares as of March 21, 2000

         (b)      Percent of class:  8.9%

         (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    8.9%

                           (ii)     Shared power to vote or to direct the vote:
                                    0%

                           (iii) Sole power to dispose or to direct the disposition of: 8.9%

                           (iv) Shared power to dispose or to direct the disposition of: 0%

     ROBERT H. AND ANN LURIE TRUST:

         (a) Amount beneficially owned: 217,059 shares as of March 21, 2000

         (b)      Percent of class:  1.97%

         (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    1.97%

                           (ii)     Shared power to vote or to direct the vote:
                                    0%

                           (iii) Sole power to dispose or to direct the disposition of: 1.97%


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CUSIP NO. 238341 10 1           SCHEDULE 13G                         PAGE 5 OF 5
---------------------           ------------                         -----------

                           (iv) Shared power to dispose or to direct the disposition of: 0%

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notices of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Each of the undersigned hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 23, 2000

                                                /S/ ANN LURIE
                                            ----------------------------------
                                             Ann Lurie